EXHIBIT 99.1

Equus Energy, LLC and Subsidiary

Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the three years ended December 31, 2022

Equus Energy, LLC and Subsidiary

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Independent Auditor’s Report

Board of Managers

Equus Energy, LLC

Houston, Texas

Opinion

We have audited the consolidated financial statements of Equus Energy, LLC and its subsidiary (collectively, the “Company”), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in member’s (deficit) equity, and cash flows for the three years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the three years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated   Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

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In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control-related matters that we identified during the audits.

/s/ BDO USA, LLP

Houston, Texas

March 28, 2023

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Equus Energy, LLC and Subsidiary

Consolidated Balance Sheets

December 31,	2022	2021

Assets

Current Assets
Cash and cash equivalents	$205,391	$640,127
Accounts receivable	207,767	214,713
Prepaid expenses and other current assets	11,824	—

Total Current Assets	424,982	854,840

Oil and Gas Properties, net, using full cost method	60,134	4,086

Total Assets	$485,116	$858,926

Liabilities and Member's (Deficit) Equity

Current Liabilities
Accounts payable and other current liabilities	$109,491	$102,201
Due to Parent	350,046	350,046

Total Current Liabilities	459,537	452,247

Asset Retirement Obligations	216,297	214,419

Total Liabilities	675,834	666,666

Commitments and Contingencies (See Notes 2 and 7)

Member's (Deficit) Equity	(190,718)	192,260

Total Member's (Deficit) Equity	(190,718)	192,260

Total Liabilities and Member's (Deficit) Equity	$485,116	$858,926

See accompanying notes to the consolidated financial statements.

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Equus Energy, LLC and Subsidiary

Consolidated Statements of Operations

Year Ended December 31,	2022	2021	2020

Operating Revenue
Oil revenues	$371,241	$318,209	$234,407
Natural gas liquids revenues	415,873	245,219	140,606
Natural gas revenues	275,714	292,024	106,701

Total Operating Revenue	1,062,828	855,452	481,714

Operating Expenses
Direct operating expenses	420,376	596,255	658,851
Gain on sale of oil and gas properties	—	(22,331)	—
Depletion, depreciation, amortization and accretion	3,792	6,680	25,629
Impairment of oil and gas properties	—	31,870	253,058
Professional fees	774,651	305,616	236,646
General and administrative	396,987	6,372	6,855

Total Operating Expenses	1,595,806	924,462	1,181,039

Net Loss	$(532,978)	$(69,010)	$(699,325)

See accompanying notes to the consolidated financial statements.

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Equus Energy, LLC and Subsidiary

Consolidated Statements of Changes in Member’s (Deficit) Equity

Total
Member's
(Deficit) Equity

Balance, January 1, 2020	$49,595

Capital conversion	561,000

Net loss	(699,325)

Balance, December 31, 2020	$(88,730)

Capital contribution	350,000

Net loss	(69,010)

Balance, December 31, 2021	$192,260

Capital contribution	150,000

Net loss	(532,978)

Balance, December 31, 2022	$(190,718)

See accompanying notes to the consolidated financial statements.

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Equus Energy, LLC and Subsidiary

Consolidated Statements of Cash Flows

Year Ended December 31,	2022	2021	2020

Cash Flows from Operating Activities
Net loss	$(532,978)	$(69,010)	$(699,325)
Adjustments to reconcile net loss to net cash used in operating activities:
Depletion, depreciation and amortization	1,914	—	18,949
Accretion expense	1,878	6,680	6,680
Gain on sale of oil and gas properties	—	(22,331)	—
Impairment of oil & gas properties	—	31,870	253,058
Changes in operating assets and liabilities:
Accounts receivable	6,946	(137,685)	(11,654)
Prepaid expenses and other current assets	(11,824)	—	34,119
Accounts payable and accrued liabilities	7,290	(126,571)	146,311

Net Cash Used in Operating Activities	(526,774)	(317,047)	(251,862)

Cash Flows from Investing Activities
Sales of oil and gas properties	—	22,331	—
Investment in oil and gas properties	(57,962)	(35,956)	(30,449)

Net Cash Used in Investing Activities	(57,962)	(13,625)	(30,449)

Cash Flows from Financing Activities
Due to Parent	—	—	349,999
Capital contribution	150,000	350,000	—
Net Cash Provided by Financing Activities	150,000	350,000	349,999

Net (Decrease) Increase in Cash and
Cash Equivalents	(434,736)	19,328	67,688

Cash and Cash Equivalents, beginning of year	640,127	620,799	553,111

Cash and Cash Equivalents, end of year	$205,391	$640,127	$620,799

Non-cash operating and financing activities:
Non-cash conversion of related party payable	$—	$—	$561,000

See accompanying notes to the consolidated financial statements.

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Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

1.	Nature of Operations

Equus Energy, LLC (“Equus Energy”) was formed in November 2011 as a wholly-owned subsidiary of Equus Total Return, Inc. (the “Fund”) to make investments in properties in the energy sector, with a particular emphasis on income- producing oil & gas properties. In December 2011, the Fund made an initial contribution of $250,000 to Equus Energy. On December 27, 2012, the Fund invested an additional $6,800,000 in Equus Energy for the purpose of additional working capital and to fund the purchase of various working interests, presently consisting of 136 producing and non- producing oil and gas wells. The interests were acquired by EQS Energy Holdings, Inc., a taxable wholly-owned subsidiary of Equus Energy (Equus Energy and EQS Energy Holdings, Inc. are collectively referred to herein as the “Company”). On September 30, 2020, we converted $561,000 in related party payable to equity for the purpose of additional working capital. On June 30, 2021, the Fund provided an additional $350,000 in capital to Equus Energy for the purpose of additional working capital. On December 31, 2022, the Fund provided an additional $150,000 in capital to Equus Energy for the purpose of additional working capital

Currently owned working interests include associated development rights of approximately 21,520 acres situated on 10 separate properties in Texas and Oklahoma. The working interests range from a de minimus amount to 50% of the leasehold that includes these wells.

The wells are operated by a number of experienced operators, including Burk Royalty Co., LTD (“Burk”).  Burk has operating responsibility for all of the Company’s 40 producing well interests located in the Conger Field, an oil and gas field on the edge of the Permian Basin.  The Company has a 50% working interest in each of the leases on which the wells are located, along with working interests of 7.5% and 2.5% in the Burnell and North Pettus Units, respectively, which collectively comprise approximately 13,000 acres located in the area known as the “Eagle Ford Shale” play.

Liquidity & Going Concern

The gradual recovery of the world economy following the Covid-19 pandemic, largely buoyed by fiscal and monetary stimulus, resulted in a strong recovery in energy prices through to the end of 2021, which continued through the second and third quarters of 2022.  The buildup and subsequent invasion of Ukraine by Russian forces in February 2022 added additional impetus to short-term commodity price increases.  Since the end of the second quarter of 2022, however, oil prices have largely retreated to pre-invasion levels.  Natural gas has experienced even greater volatility in 2022, ranging from a high of $6.50 per MMBTU to a low of $4.48 per MMBTU during the year and, as of March 24, 2023, stands at $2.22 per MMBTU.

As a result, Equus Energy could see future capital expenditures postponed indefinitely, which could have a material adverse effect upon the operations and long-term financial condition of Equus Energy. The substantial decrease in natural gas spot prices has had a similar effect upon Equus Energy’s revenue. This decrease, as well as the shut-in of presently uneconomic wells due to low prices and excess demand has had, and is expected to continue to have, a material adverse effect on the present and near-term cash flows of Equus Energy. The factors discussed above, therefore, raise substantial doubt about Equus Energy’s ability to continue as a going concern.

As of December 31, 2022, we had $205,391 in available cash to fund operations for the next twelve months. Managements plan includes conserving existing cash. Additionally, Equus Total Return, Inc. has agreed to and will continue to provide financial support to Equus Energy . for at least one year and one day past the date of this report and Equus Total Return has the ability and intent to provide the financial support. As such, in connection with continued support from Equus Total Return, management concluded this plan alleviate the substantial doubt that was raised about our ability to continue as a going concern for at least twelve months from the date the financial statements were issued.

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Future Plans and Considerations

Our plans to further enhance liquidity, which were not considered for the purposes of our assessment of whether substantial doubt is alleviated, include (i) attempt to secure equity or debt financing from one or more institutional sources, which sources may include the Fund, a commercial lender, or other investors, (ii) request that its operators shut-in additional wells, (iii) sell certain of its oil and gas holdings, or (iv) undertake a combination of the foregoing. Our plans are subject to inherent risks and uncertainties, and, accordingly, there can be no assurance that our plans can be effectively implemented and, therefore, that the conditions can be effectively mitigated

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting as codified in the Financial Standards Accounting Board’s (“FASB”) Accounting Standards Codification (“ASC”) and include the accounts of the Company. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

Significant estimates include volumes of oil and natural gas reserves used in calculating depreciation and depletion of oil and gas properties, future net revenues, abandonment obligations, impairment of undeveloped properties, the collectability of outstanding accounts receivable, contingencies, and the results of current and future litigation. Oil and natural gas reserve estimates, which are the basis for unit-of-production depreciation and depletion, and impairment have numerous inherent uncertainties. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Subsequent drilling results, testing, and production may justify revision of such estimates. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. In addition, reserve estimates are sensitive to changes in wellhead prices of crude oil and natural gas.

The significant estimates are based on current assumptions that may be materially affected by changes to future economic conditions such as the market prices received for sales of volumes of oil and natural gas. Future changes in these assumptions may affect these significant estimates materially in the near term.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include all cash, time deposits, certificates of deposit, and all highly liquid instruments with original maturities of three months or less.

Receivables

Accounts receivable primarily consists of accrued revenues from oil and gas sales. The Company routinely assesses the recoverability of all material receivables to determine their collectability. The Company recognizes a reserve on a receivable when, based on the judgment of management, it is likely that a receivable will not be collected and the amount of any reserve may be reasonably estimated. No allowance for doubtful accounts was considered necessary as of December 31, 2022 and 2021.

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Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas properties. Under this method of accounting, all costs incurred for both successful and unsuccessful exploration and development activities, including salaries, benefits and other internal costs directly identified with these activities, and oil and gas property acquisitions are capitalized. All costs related to production, general corporate overhead or similar activities are expensed as incurred. Proved properties are amortized using the units of production method (“UOP”). The UOP calculation, in its simplest terms, multiplies the percentage of estimated proved reserves produced by the cost of those reserves. The amortization base in the UOP calculation includes the sum of proved property, net of accumulated depreciation, depletion and amortization (“DD&A”), estimated future development costs (future costs to access and develop reserves) and asset retirement costs that are not already included in oil and gas property, less related salvage value. In arriving at rates under the UOP method, the quantities of recoverable oil and natural gas reserves are established based on estimates made by the third-party geologists and engineers using end-of-period costs and an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous twelve months, held flat for the life of the production, except where prices are defined by contractual arrangements. Prices are adjusted for “basis” or location differentials which require significant judgment, as does the projection of future production volumes and levels of future costs, including future development costs. In addition, considerable judgment is necessary in determining when unproved properties become impaired and in determining the existence of proved reserves once a well has been drilled. All of these judgments may have significant impact on the calculation of depletion expense.

Under the full-cost method of accounting, the net book value of oil and gas properties may not exceed a calculated “ceiling.” The ceiling limitation is the estimated future net cash flows from proved oil and gas reserves, discounted at ten percent per annum. Estimated future cash flows exclude future cash outflows associated with settling accrued asset retirement obligations. The estimated future net cash flows are calculated using end-of-period costs and an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous twelve months, held flat for the life of the production, except where prices are defined by contractual arrangements. Prices are adjusted for “basis” or location differentials. Any excess of the net book value of proved oil and gas properties over the ceiling is charged to expense and reflected as additional impairment in the accompanying statements of operations. Based on calculated reserves at December 31, 2021 and 2020, the unamortized costs of the Company’s oil and natural gas properties exceeded the ceiling test limit; therefore, Equus Energy recorded an impairment of $31,870 and $253,058 during the years ended December 31, 2021 and 2020. Equus Energy did not record any impairment during the year ended December 31, 2022.

Proceeds from the sales or disposition of oil and gas of proved and unproved properties are accounted for as a reduction of capitalized costs with no gain or loss recognized, unless such reduction would significantly alter the relationship between capitalized costs and proved reserves, in which case the gain or loss is recognized in the statement of operations. In general, a significant alteration occurs when the deferral of gains or losses will result in an amortization rate materially different from the amortization rate calculated upon recognition of gains or losses. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

During the year ended December 31, 2021, the Company had sales of certain properties within the Needville Field in Fort Bend County, Texas. The Company evaluated the sales and the net book value related to the properties was fully written off in prior periods. The Company recognized a gain of $22,331 from the proceeds on sale of the property. During the years ended December 31, 2022 and 2020, the Company had no sales of properties.

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Revenue Recognition

The Company recognizes revenue at the point in time when control of the promised goods is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition ("ASC 605"), on January 1, 2019 using the modified retrospective transition method. The Company did not record a change to its opening retained earnings as of January 1, 2019 as there was no material change to the timing or pattern of revenue recognition due to the adoption of ASC 606.

The Company’s revenue is generated primarily from the sale of oil, gas and natural gas liquids (“NGL”) produced from working interests and to a lesser extent from royalty interests in oil and gas properties owned by the Company. As a working interest owner, the Company is responsible for the incurred production expenses proportionate to the interest stipulated in the operating agreement. As a non-operator, the Company does not manage the daily well operations, which are borne by the well operator. Sales of oil, gas and NGLs are recognized at the time control of the product is transferred to the customer.

Various arrangements amongst the eleven different oil and gas properties all differ in some respects, although they do share the commonality that, as a non-operating working interest holder, the Company does not engage in the selling process, but instead relies on the operator, as their selling agent, for negotiating and determining pricing, volume, and delivery terms. Such pricing terms are often a function of a specified discount from the daily/monthly NYMEX or Henry Hub average. The discount is usually based on differentials such as distance of the field/wells from the distribution node or the buyer’s storage facility, as well as the quality of the product itself (i.e., in the case of oil, its gravity).

Revenue is measured based on consideration specified in the contract with the customer, and excludes any amounts collected on behalf of third parties. The Company recognizes revenue in the amount that reflects the consideration it expects to be entitled to in exchange for transferring control of those goods to the customer. The contract consideration is typically allocated to specific performance obligations in the contract according to the terms of the contract. Each unit of oil or gas is considered a separate performance obligation under the contract. Wells are spot measured once a month to determine production and the composition of each of the products (i.e. oil, gas, NGLs) from the well. Each month the consideration obtained by the operator is allocated to the related performance obligations.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Revenue is recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered.

Depending on the contract and commodity, there are various means by which upstream entities can transfer control (i.e., at the wellhead, inlet, tailgate of the processing plant, or a location where the product is delivered to a third party). The Operator has control of the commodity before it is extracted, therefore consideration must be given to whether the transfer of control of the commodity is to the operator or to the end customer at the point of sale.

Unless special arrangements are entered into, the Company’s performance obligations are generally considered performed when control of the extracted commodity transfers when it is delivered to the end customer at the agreed-upon market or index price. At the end of each month, when the performance obligation is satisfied, the variable consideration can be reasonably estimated. Variances between the Company’s estimated revenue and actual payments are recorded in the month the payment is received.

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Contract Balances

Receivables from contracts with customers are recorded when the right to consideration becomes unconditional, generally when control of the product has been transferred to the customer. Under the terms of the Company’s contract with the operator, the operator processes invoices to the liable parties and payments to the interest owners. Other than trade receivables, the Company’s contracts do not give rise to contract assets or liabilities under ASC 606.

Principal vs. Agent

ASC 606 focuses on control of the specified goods and services as the overarching principle for entities to consider when determining whether they are acting as a principal or an agent.

An entity acting as a principal records revenue on a gross basis if it controls a promised good or service before transferring that good or service to the customer. An entity is an agent if it does not control the promised good or service before transfer to the customer. If the entity is an agent, it records as revenue the net amount it retains for its agency services. However, due to the uncertainty of the variable pricing component and the separation of expenses billed to the Company from the consideration processed and paid by the operator, the revenue is recorded at net.

Under the Company’s normal operating activity arrangements, the operator is responsible for negotiating, fulfilling and collecting the agreed-upon amount from the sale with the end customer and is, therefore, determined to be acting as agent on behalf of the Company. The principal versus agent consideration will continue to be assessed for new contracts, both within and outside the company’s normal operating activities.

Major Customers and Concentration of Credit Risk

In the exploration, development and production business, production is normally sold to relatively few customers. Substantially all of the Company’s customers are concentrated in the oil and natural gas industry and revenue can be materially affected by current economic conditions, the price of certain commodities such as crude oil and natural gas and the availability of alternate purchasers. The Company believes the loss of any of its major purchasers would not have a long-term material adverse effect on its operations.

Environmental Expenditures

The Company is subject to extensive federal, state and local environmental laws and regulations. These laws regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed.

Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability or component is fixed or reliably determinable. No such liabilities existed or were recorded at December 31, 2022 and 2021.

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Asset Retirement Obligations

The initial estimated asset retirement obligation related to property and equipment is recorded as a liability at its fair value, with an offsetting asset retirement cost recorded as an increase to the associated property and equipment on the consolidated balance sheet. If any of the assumptions used in determining the fair value of the recorded asset retirement obligation change, a revision is recorded to both the asset retirement obligation and the asset retirement cost. Revisions in estimated liabilities can result from changes in estimated inflation rates, changes in service and equipment costs and changes in the estimated timing of an asset’s retirement. Asset retirement costs are depreciated using a systematic and rational method similar to that used for the associated property and equipment. Accretion on the liability is recognized over the estimated productive life of the related assets. Accretion expense for the years ended December 31, 2022, 2021 and 2020 were   $1,878, $6,680, and $6,680, respectively.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases, which requires lessees to recognize on the balance sheet a right of use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months and the use of practical expedient for leases less than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. The standard requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. The new guidance was adopted effective January 1, 2022. The adoption of ASU 2016-02 did not have an impact on our financial statements as we currently have no operating or finance leases.

Income Taxes

For state tax purposes, EQS Energy Holdings, Inc. files a combined Texas franchise filing with its direct parent Equus Energy, LLC along with its ultimate parent Equus Total Return, Inc. However, Equus Energy, LLC is disregarded as an entity separate from its owner for U.S. federal income tax purposes, and its activity is reported by Equus Total Return, Inc.

EQS Energy Holdings, Inc., conversely, is a taxable C-corporation that is not included in either the tax returns for Equus Energy, LLC or Equus Total Return, Inc. under U.S. federal income tax principles, and accordingly files a separate corporate income tax return.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the consolidated financial statements.

Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent the Company believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company were to determine that it would be able to realize deferred income tax assets in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be made which would reduce the provision for income taxes.

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ASC Topic 740-10, Income Taxes, provides that a tax benefit from an uncertain position may be recognized in the financial statements when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits. This guidance also addresses measurement, derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The Company has no material uncertain tax positions in its prior or current filings.

3.	Oil and Gas Properties

Oil and gas properties as of December 31, 2022 and 2021 consist of the following:

	2022	2021

Properties being depleted	$8,154,872	$8,096,910
Less: accumulated depreciation, depletion and impairment	8,094,738	8,092,824

Oil and gas properties, net	$60,134	$4,086

4.	Asset Retirement Obligations

The fair value of a liability for Asset Retirement Obligations (“ARO”) is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made, and the corresponding cost is capitalized as part of the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, an adjustment is made to the full cost pool, with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves. The Company has estimated its future ARO with respect to its operations. The ARO assets, which are carried on the balance sheet as part of the full cost pool, have been included in the Company’s amortization base for the purposes of calculating depreciation, depletion and amortization expense.

The Company estimates the initial fair value of its ARO based on discounted cash flow projections using numerous estimates, assumptions and judgments regarding such factors as the existence of a legal obligation for an ARO, amounts and timing of settlements; the credit-adjusted risk-free rate to be used; and inflation rates. The Company’s initial recording of AROs are Level 3 fair value measurements.

The following summarizes the changes in the asset retirement obligation during the years ended December 31, 2022 and 2021:

	2022	2021

Balance, beginning of year	$214,419	$207,739
Accretion, net of settlements	1,878	6,680

Balance, end of year	$216,297	$214,419

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5.	Fair Value Measurements

Equus Energy uses various inputs in determining the fair value of certain assets and liabilities. ASC 820, Fair Value Measurements and Disclosures, ASC 820, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820, including the types of Company assets or liabilities that fall under each category and the valuation methodologies used to measure fair value, are described below:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 -

Inputs to the methodology are other than quoted market prices in active markets that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices that are in inactive markets; inputs other than quoted prices that are observable for the assets or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -

Inputs to the valuation methodology are unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The inputs and methodology used for valuing the Company’s assets and liabilities are not indicators of the risks associated with those assets and liabilities.

The following is a description of the valuation methodology used for assets and liabilities measured at fair value:

Asset retirement obligation at initial recognition: the Company’s ARO is based on the present value of future estimated cash flows, using a credit-adjusted risk free discount rate and has been categorized under ASC 820 as a Level 3 fair value assessment.

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities and amounts due to parent.  The carrying amounts of accounts receivable, accounts payable and other current liabilities and amounts due to parent are representative of their respective fair values due to short-term maturity of these instruments.

6.	Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables. The Company maintains its cash with a financial institution it believes has high credit quality. The Company at times maintains bank deposits in excess of insured limits. The possibility of a loss exists if the bank holding excess deposits were to fail. Trade receivables result from oil and gas sales to a small number of purchasers. To mitigate this credit risk, the Company closely monitors the payment history and credit worthiness of each customer.

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7.	Legal Matters and Contingencies

Litigation and Other Legal Matters

In the normal course of business, the Company may be party to various pending or threatened claims, lawsuits and administrative proceedings seeking damages or other remedies concerning its commercial operations, employees and other matters. Although the outcome of any pending legal proceedings is unknown, the Company believes that any liability resulting from the outcome of such proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial positions, results of operations or liquidity.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a loss contingency indicates that it is probable that a loss has been incurred and the amount of the liability can be reasonably estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. The Company expenses legal costs associated with contingencies as incurred.

Environmental Contingencies

The Company’s activities are subject to local, state and federal laws and regulations governing environmental quality and pollution control in the United States. The exploration, drilling and production from wells, natural gas facilities, including the operation and construction of pipelines, plants and other facilities for transporting, processing, treating or storing natural gas and other products, are subject to stringent environmental regulation by state and federal authorities, including the Environmental Protection Agency (“EPA”). Such regulation can increase our cost of planning, designing, installing and operating such facilities.

Significant fines and penalties may be imposed for the failure to comply with environmental laws and regulations. Some environmental laws provide for joint and several strict liabilities for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, such as oil and natural gas related products.

At the present time, the Company believes that none of the environmental laws materially hinder nor adversely affect the Company business. The Company believes it has abided by and is currently in compliance with all applicable environmental laws.

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8.	Income Taxes

The provision for income taxes for the years ended December 31, 2022, 2021, and 2020 consisted of the following:

Years Ended December 31,	2022	2021	2020

Current (expense) benefit:
Federal	$(85,267)	$(31,201)	$120,340
State	(2,198)	(1,040)	537

Total current (expense) benefit	(87,465)	(32,241)	120,877

Deferred (expense) benefit:
Federal	86,550	31,419	(120,453)
State	915	822	(424)

Total deferred (expense) benefit	87,465	32,241	(120,877)

Total benefit (expense):
Federal	1,283	218	(113)
State	(1,283)	(218)	113

Total benefit (expense)	$—	$—	$—

The components of the net deferred tax assets (liabilities) in the Company’s balance sheets were as follows:

As of December 31,	2022	2021

Deferred tax assets:
Properties	$715,154	$747,565
Asset retirement obligation	45,422	45,028
State taxes	25,541	26,699
Net operating loss carryforwards	412,997	462,975
Total deferred tax assets	1,199,113	1,282,267
Valuation allowance	(1,193,749)	(1,276,660)
Deferred tax assets after valuation allowance	5,364	5,607
Deferred tax liabilities:
State tax deduction	$(5,364)	$(5,607)

The provision for income taxes varies from the maximum federal statutory rate of 21% for the years ended December 31, 2022, 2021, and 2020, respectively, as follows:

Years Ended December 31,	2022	2021	2020

Income tax expense (benefit) at federal statutory rate	$(111,925)	$(9,938)	$(146,858)
Effect of state income taxes	915	822	(424)
Non-deductible Equus Energy, LLC loss	198,476	41,357	26,405
Change in valuation allowance	(87,465)	(32,241)	120,877

Total	$—	$—	$—

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Deferred income tax assets and liabilities are recorded based on enacted tax rates applicable to the future period when those temporary differences are expected to be recovered or settled. For the tax years ended December 31, 2022, and 2021, the Company’s U.S Federal statutory tax rate was 21%. The Company is also subject to the Texas Gross Margin tax of .75% of modified taxable income as determined for Texas purposes. This combination results in a marginal blended tax rate of approximately 21.6%.

At each of December 31, 2022 and 2021, the tax effected amount of U.S. Federal net operating loss carryforwards (“NOLs”) totaled $412,997 and $462,975, respectively.

The Company has determined, after weighing both positive and negative evidence, that the net deferred tax asset (DTA) for the Company is not more-likely-than-not to be realizable. Therefore, valuation allowances of $1,193,749 and $1,276,660 were established at December 31, 2022 and 2021, respectively, to completely offset the net DTA in existence at each year end.

During the current period, the Company has estimated a minimal amount of taxable income. However, this amount is fully offset with NOLs carried forward from years that have not expired and are useable currently without limitation. As such, the Company has not recorded any current income tax expense for the period.

As of December 31, 2022, the Company has not recorded a reserve for uncertain tax positions.

9.	Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date but before the financial statements are available to be issued. The Company evaluated such events and transactions through March 28, 2023, the date the consolidated financial statements were available for issuance.

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